

February 1, 2012

<u>Via E-mail</u>
Mr. Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3
Banjara Hills, Hyderabad
Andhra Pradesh
500 034, India

Re: **Dr. Reddy's Laboratories Limited**
                   Form 20-F for the Fiscal Year Ended March 31, 2011
                   Filed July 20, 2011
                   Form 6-K Filed October 26, 2011
                   File No. 001-15182

Dear Mr. Vohra:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

<u>Form 20-F for the Fiscal year Ended March 31, 2011</u>

<u>Cash Flow from Operating Activities, page 88</u>

1. You state here "A number of new products were launched in the year ended March 31, 2011, which required significant cash outflows. As a result of increased accounts receivable and inventory from these launches, our working capital balance increased during such period, but the resulting cash inflows were not fully realized during such period." Please provide us proposed disclosure to be included in future periodic reports that more fully explains why accounts receivable increased at a greater rate than sales resulting in an increase in days' sales in accounts receivable from 66 days at March 31, 2010 to 79 days at March 31, 2011 (based on the most recent quarter's sales).

28. Income Taxes
c. Reconciliation of effective tax rate, page F-59

2. The incremental deduction allowed for research and development costs increased significantly from the prior year deduction but not in line with the increase in your research and development expense. Please provide us disclosure to be included in future periodic reports explaining the significant increase in this deduction.

Form 6-K

Quarter Ended September 30, 2011
Statement of Cash Flows, page 10

3. Please provide us proposed disclosure to be included in the discussion of liquidity and capital resources discussion in future periodic report explaining the nature of cash provided by operating activities from other assets of 2,939 million Indian rupees in 2011 and why operating activities is the appropriate classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant